UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LMP AUTOMOTIVE HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

500 East Broward Blvd., Suite 1900
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33384
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant’s delay in timely filing its Form 10-K is primarily a result of its ongoing evaluation of (i) the proper identification and elimination of intercompany transactions, (ii) estimates of chargeback reserves for finance and insurance products and (iii) various financial presentation matters related to the registrant’s business, including as it relates to the presentation, characterization and amounts of such items in prior fiscal quarters. The registrant is also evaluating the impact of these matters as it relates to certain previously disclosed material weaknesses in the registrant’s controls over financial reporting. The registrant undertakes the responsibility to use its best efforts to file such annual report no later than 15 days after its original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sam Tawfik	(954)	895-0352
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There is a significant change in the registrant’s results of operations in calendar year 2021 when compared to the results from the corresponding period in the prior year, primarily as a result of acquisitions that closed during the course of calendar year 2021. During the first ten months of 2021, the registrant acquired a majority interest in 15 new vehicle franchises, comprising 8 new dealership locations. The registrant also acquired a majority interest in LTO Holdings, LLC, a Connecticut based automotive leasing company with an associated collision center that was subsequently disposed during the fourth quarter. These acquisitions transformed the registrant, enabling it to offer a wide array of products and services fulfilling the entire vehicle ownership lifecycle, including new and used vehicles, finance and insurance products and automotive repair and maintenance.

The following is an approximation of these changes:

●	Revenue for the year ended December 31, 2021 increased approximately $400 million when compared to the same period a year ago; and

●	Gross Profit for the year ended December 31, 2021 increased approximately $80 million when compared to the same period a year ago.

The registrant’s business remains viable with a sufficient cash position.

LMP AUTOMOTIVE HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2022	By:	/s/ Sam Tawfik
Name: Sam Tawfik
Title: Chief Executive Officer

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